UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-June 2023	2

Disclaimer This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views or aspirations of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended June 30, 2023, submitted to the CNMV, in Note 2, page 12 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

Key takeaways Mr. José María Álvarez-Pallete Chairman & CEO

Delivering on our goals

Core markets | Group

	Spain	Brasil	Germany	UK	Value-Adding Group
Key developments	Retail revenue growth sequential improvement	Outgrowing inflation, margin expansion	Narrowed 2023 guidance on continued momentum	Accelerated network rollout (175k PPs; 5G)	**T. Tech.** Distinctive growth profile Potential source of value
	Towards OIBDA stabilisation	Stellar OIBDA-CapEx (Q2 23 +34.3% y-o-y)	Excellent progress in 5G: ~90% coverage	Sequential revenue and OIBDA improvement	**T. Infra.** Scaling-up fibre vehicles Consolidation prospects
Looking ahead…	In-market consolidation prospects	Growth + Lower CapEx intensity	Well-received M4M underpins future growth	In-market consolidation prospects	**T. Hispam.** Largest fibre wholesaler in Peru. Network sharing MoU with Tigo in Colombia.
	Copper shutdown (Apr-24)	B2C ecosystem opportunity	Executing strategy; growth & transformation	Synergies realisation (£540m by mid-26)	**Open Gateway**: 32 Telcos MoU Developing **AI-based use cases**

2 Telefónica

Driving profitable and sustainable growth

Q2 23

Revenue	OIBDA	OIBDA-CapEX	Net Debt
y-o-y organic	y-o-y organic	y-o-y organic	Cash dividend payment
+3.3%	+3.5%	+3.4%	€27.5bn
5 Qs in a row of reported growth	Reported OIBDA already stabilised y-o-y	OIBDA-CapEx H1 (+2.7%)	FCF €842m; H1 €1.3bn

Growing accesses; ongoing commercial momentum

- Fibre (+15% y-o-y); mobile contract (+3% y-o-y); 5G coverage increasing
- Long term customer relationships; high NPS, churn under control
- CapEx devoted to long term growth; smart capital allocation

Consistent revenue growth (org. y-o-y)

- B2B a solid driver; +6.9%
- Sustained service revenue growth (+3.4%)
- Price rises flow through to OIBDA

OIBDA (org. y-o-y) sequential improvement (+2.4 p.p.)

- All core operations improved vs. Q1 y-o-y org.
- Costs efficiencies and digitalisation measures
- OIBDA margin up y-o-y org.

Focused on investment grade credit rating and deleverage

- Prudent debt management
- Q2 23 FCF €842m, +0.9% y-o-y
- FCF almost doubling sequentially

Improved OIBDA and FCF momentum

3 Telefónica

FX impact Net debt -€0.6bn € (m) H1 23 Q2 23 Revenue 48 (88) OIBDA 10 (37) H1 23 Q2 23 € in millions Reported Reported y-o-y Reported Reported y-o-y Revenue 20,178 3.7% 10,133 0.9% OIBDA 6,266 (1.2%) 3,144 (0.1%) OIBDA Underlying 6,306 1.3% 3,161 0.1% Net Income 760 (25.9%) 462 44.5% FCF (incl. leases principal payments) 1,296 (3.9%) 842 0.9% Net Financial Debt ex-leases 27,479 (3.9%) H1 23 Q2 23 € in millions Reported + 50% VMO2 JV Organic y-o-y Reported + 50% VMO2 JV Organic y-o-y Revenue 23,164 4.1% 11,667 3.3% OIBDA 7,323 2.3% 3,689 3.5% OIBDA-CapEx (ex-spectrum) 4,326 2.7% 2,006 3.4% 4 Financial update

Strong momentum supports 2023 guidance upgrade 2023 Dividend €0.3/share (cash) December 2023 €0.15/sh. (cash) June 2024 €0.15/sh. (cash) 2023 calendar payments 15th June 2023 €0.15/sh.; cash 14th December 2023 €0.15/sh.; cash 24.8m own shares cancelled April 2023 2023 guidance Organic Shareholder remuneration 5 1.4% treasury stock to be cancelled Targets Initial 2023 guidance Upgraded 2023 guidance H1 23 Revenue y-o-y organic “Low single digit growth” “ ~4% growth ” 4.1% OIBDA y-o-y organic “Low single digit growth” “ ~3% growth ” 2.3% CapEx/Sales organic ~14% Maintained ~14% 12.7%

ESG progress

	Environmental	Social	Governance
Key targets	▶ **Net-zero** by 2040 (SBTi validated) ▶ **100% renewables** by 2030 ▶ **Zero-waste** by 2030	▶ **>90% MBB rural coverage** by 2024[1] ▶ **33% women executives** by 2024 ▶ **Zero adjusted pay gap** by 2024[2]	▶ **Parity**[3] in top governing bodies by 2030 ▶ **Zero-tolerance** of corruption ▶ **30-35% sustainable linked financing** by 2024[4]
Examples of our progress	**On the path to net-zero:** VMO2's targets validated by SBTi, following TEF's (Jul-22) **Fostering Renewables:** 8 distributed generation plants added during Q2 (BR) **Circular economy:** new commitments to takeback, reuse & recycle devices	**Connecting communities:** T. Group 169.7m UBB PPs; new fibreCo (PE) **Driving diversity & inclusion:** >32% women executives (Jun-23) **Promoting employability:** ~1.2m beneficiaries via T. Foundation (H1 23)	**Sustainable financing:** GlobalCapital Award for Most Impressive Corporate Hybrid Issuer **Protecting customers**: Blocked +533m cybersecurity threats (SP) **ESG Academy**; launched Group wide training on sustainability topics


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9
10


4
9
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[1] Core markets.
[2] Adjusted pay gap: equal pay for jobs of equal value
[3] Parity defined as not less than 40% of each gender represented
[4] Financing linked to sustainability criteria includes balance sheet debt, hybrids and undrawn committed credit lines based on ICMA sustainable bond principles, LMA Sustainability Linked Loan Principles and other ESG criteria. Not necessarily linked to EU Taxonomy aligned activities

6 Telefónica

Q2 23 Results Mr. Ángel Vilá COO

90.1 90.1 90.3 92.6 91.5 1.1% 1.2% 1.0% 0.9% 0.9% Spain Convergent KPIs Stronger commercial traction accelerates retail revenue Churn (%)ARPU (€) 36% 37% 39% 36% 36% 25% 24% 23% 26% 22% OIBDA-CapExOIBDA Margins (organic) Revenue & OIBDA growth (y-o-y organic) 7 1.3% 0.2% 0.2% 0.3% 0.3% (0.5%) (0.1%) 0.9% 1.7% 1.9% (3.4%) (2.8%) (2.1%) (1.7%) (1.0%) Growing FBB & postpaid base y-o-y Solid churn, ARPU growth and best-in-class NPS Customer lifetime, +23% y-o-y Refreshed B2C portfolio (since 1st August) Improved retail revenue (+1.9% y-o-y in Q2) OIBDA closer to stabilisation Benchmark (OIBDA-CapEx)/Sales (24% in H1) Promoting circular economy (device recycling) Net adds (k) 3 1 21 24 3 14 23 43 (26) (9) (5) (7) Postpaid ConvergentFBB Q3 22 Q4 22 Q1 23 Q3 22 Q4 22Q2 22 Q1 23 Q2 23 Q3 22 Q4 22Q2 22 Q1 23 Q2 23 Q3 22 Q4 22Q2 22 Q1 23 Q2 23Q2 23 Revenue OIBDARetail Rev.CL 9 years +23%

Germany Fixed BB net adds (k) Revenue OIBDA 5.8% 6.0% 6.6% 8.0% 4.4% 3.1% 4.2% 6.6% 1.7% 2.8% Margins (organic) OIBDA-CapExOIBDA Revenue & OIBDA organic growthPostpay net adds (k) Q2 23Q2 22 Q3 22 Q4 22 Q1 23 374 304 264 368 302 Good operational traction & sustained financial performance M4M ‘O2 Mobile’ successfully launched O2 contract ARPU +1.0% (vs. Q2 22) Strong OIBDA growth (+1.1 p.p. q-o-q) YE 23 target of 90% 5G pop coverage already achieved at mid-year 2023 Revenue & OIBDA outlook narrowed to “upper range of low single-digit growth” Promoting digital skills & inclusion Q2 23Q2 22 Q3 22 Q4 22 Q1 23 5 19 18 25 22 Q2 23Q2 22 Q3 22 Q4 22 Q1 23 32% 31% 31% 30% 31% 17% 15% 17% 18% 19% Q2 23Q2 22 Q3 22 Q4 22 Q1 23 8

Virgin Media O2 114 115 188 108 175 0.8% 0.8% 0.9% 1.0% 0.9% 0.2% (0.6%) 0.4% 3.9% 6.2% 4.8% 8.1% 9.9% 1.4% 3.7% 38% 38% 37% 36% 37% 19% 16% 17% 18% 17% Fixed network build (k PPs) Mobile contract churn (%) Revenue OIBDA Margins (organic) OIBDA-CapExOIBDA All organic according to Telefonica criteria Q2 23Q2 22 Q3 22 Q4 22 Q1 23 9 Revenue & OIBDA growth (y-o-y organic) Focus on network investment Growing converged base; Volt surpassed the 1.5m customers milestone 175k PPs in Q2 23 and 5G connectivity >2,800 towns and cities Price increases in fixed & mobile Accelerating revenue and OIBDA growth Executing synergies above plans 29% reduction in carbon emissions (Scope 1 & 2) against 2020 baseline Q2 23Q2 22 Q3 22 Q4 22 Q1 23 Q2 23Q2 22 Q3 22 Q4 22 Q1 23 Q2 23Q2 22 Q3 22 Q4 22 Q1 23 UBB PPs 16.4m

Leader in contract m.s. 43.6% (+1.9 p.p. y-o-y) Rational mobile market Entry top-up level R$15 (+25% vs. previous) Contract churn decreasing (1.0%) Mobile ARPU: +8% y-o-y in Q2 23 Service revenue booming despite Oi annualisation MSR (+10.4%): strong trading & tariff increase Fixed (+2.3%): FTTH & B2B Digital services (+31%) Lower CapEx intensity:+27.8% OIBDA-CapEx H1 23 Ethnic diversity: 41% employees self-declared as black (+7% vs. 2022) Brazil 21.0 23.3 24.7 29 Accesses growth (y-o-y) FTTH Premises passed (m) Outgrowing, outlasting inflation 20% 18% 18% 15% 3% 25% 21% 19% 17% 15% FTTHContract 11.1% 10.6% 10.1% 12.1% 7.6%8.5% 12.3% 6.6% 9.5% 11.1% Revenue OIBDA 40% 43% 44% 40% 42% 19% 22% 24% 27% 23% OIBDA-CapExOIBDA Revenue & OIBDA growth (y-o-y organic) Margins (organic) Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 Jun-22 Dec-24EDec-22 Jun-23 10 Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 Mobile contract share 41.8% 41.7% 43.5% 43.7% 43.6%

T. Tech, a leading IT provider for B2B digitalisation

T. Tech Revenue (€m)


y-o-y
43.5%
36.1%
39.6%
429
456
885
Q1 23
Q2 23
H1 23

Double-digit y-o-y growth across T. Tech businesses

Accelerated growth in constant perimeter

- Q2 23 ~+29% y-o-y (+2 p.p. q-o-q); >2x market growth

Key differential growth driver for T. Group B2B revenue

Well-balanced revenue mix

- High weight of Managed & Professional services & own platforms
- >85% revenues in hard currency markets

Differential customer journey; relevant in the B2B market

- Telefónica, leader in "*Telecom Services Sector Scorecard*" (GlobalData)

Operational Highlights

Strong commercial activity, solid position in customers

- **LTM Bookings ~+35%** y-o-y

New operating model for a new cycle of sustainable growth

- **Geographical BUs** with commercial focus
- **Transversal service and delivery units** to expand portfolio and capabilities

Highly skilled team close to customers

- **Talent-led Co'**: hiring, skilling & retaining
- **>6.2k** professionals; **80% in Europe; ~4k** certifications; **16% attrition** (LTM)

Reinforced delivery

- New **DOC in Colombia** (Cloud & Cyber)
- **TheThinX** (IoT) **lab in Spain**

Industry Analysts Recognition

AVASANT	**Leader: Cybersecurity** Services RadarView
GlobalData.	**Leader:** Global **Industrial IoT** Services
FORRESTER	**Large Player: MDR Services** Europe Landscape (Jul-23)

11 Telefónica

Accelerating FTTH deployments; efficient wholesale vehicles Critical digital infrastructure 12 Reinforced ownership 70% T. Infra; 30% Pontegadea Next generation subsea cables 7 new generation subsea cables since 2018 31,000 km 82,000 km Traffic +16% H1 23 y-o-y 53.3% (+1.7 p.p. vs. H1 22) OIBDA margin Solid profitability 6th quarter of consecutive organic OIBDA growth 1 Included in the total Group’s FTTH PPs. Jun-23 and 2026E includes Pangea PPs. 10 13 15 19 Dec-21 Dec-22 Mar-23 Jun-23 Q2 23 highlights 30 2026ETotal FTTH Premises Passed1 (m) • Reached >3.5k targeted low density municipalities • Commercially live (Jun-23); latest XGS-PON architecture • Entel Chile agreement approval expected H2 23E • T.Hispam reached an agreement with KKR and Entel Peru (36%, 54% and 10% stakes, respectively, in PangeaCo) • 1st nationwide open access wholesale fibreCo to bridge national divide • 5.2m FTTH PPs by 2026, >2x Jun-23 (2.5m) PangeaCo T. Infra, crystalising value of assets and capabilities • Present in 8 “Länders”; advanced in MoU sign-ins • Present in 22 Brazilian states UBB Global leader outside China

Q2 23 Results Mrs. Laura Abasolo CFCO & Head of T. Hispam

-27% invested capital (since Dec-19) Reducing exposure to the region: MOU in Colombia to share mobile infrastructure Agreement with KKR & Entel in Peru for PangeaCo Continue growing in high value accesses CapEx/Sales: 8% on new operational model OIBDA-CapEx expected to grow in 2023 Closing connectivity gap: e.g., IpT reached >3.3m people T. Hispam 14.8 15.8 16.8 17.6 18.6 FTTH & Cable PPs (m) 5% 5% 4% 4% 3% 19% 18% 19% 18% 16% FTTH & CableContract 4.2% 3.8% 2.8% 1.6% (0.4%) 10.2% 1.2% (1.5%) (3.9%) (5.0%) Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 Revenue OIBDA 22% 22% 22% 20% 20% 14% 15% 4% 15% 12% Continued execution Accesses growth (y-o-y) Revenue & OIBDA growth (y-o-y organic) Margins (organic) 13 OIBDA-CapExOIBDA Jun-22 Sep-22 Dec-22 Mar-22 14.9m FTTH Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 Jun-23 Q2 22 Q3 22 Q4 22 Q1 22 Q2 23

Further deleverage, sound liquidity and contained cost Comfortable liquidity position 11.7 Liquidity cushion, Jun-23 (€bn) 8.5 Cash position Undrawn credit lines & synd. credit facilities Cash liquidity 20.2 2.4 3.3 4.0 2.3 20242023 2025 2026 Gross debt maturities, Jun-23 (€bn) Debt portfolio de-risked & well positioned >80% Total debt fixed 12.4 yrs Avg. debt life Maturities covered over next 3 years 2.79x 2.62x Deleverage trend continues Net Debt/OIBDAaL Total debt related interest payment cost ex leases Contained interest payment cost 4.60% 3.47% Jun- 22 +100 bps in short- term rate = +€44m in interest payment Jun-23 14 ND €28.6bn ND €27.5bn Jun-22 Jun-23

Completing our transformation journey Mr. José María Álvarez-Pallete Chairman & CEO

Future-ready

Technology levers

- **NextGen infrastructure** (fibre & 5G)
- **High storage & processing capabilities**
- **Data-centric mediation platform**
- **Decommission** copper, 2G, 3G and IT
- **Open architectures** towards programmable networks
- **AI as brain** of future autonomous networks
- **Blockchain and tokenisation** to capture Web3 wave

Revenue

- **Growing in all business**
- **Decisive transformation of revenue function**
- **Growing in B2C**; all time low churn and record NPS
- **AI for real-time service customisation**
- **Outgrowing peers and market in B2B**
- **NaaS** (Open Gateway) and **network slicing** for NextGen of customised services

OpEx+CapEx

- **Massive virtualisation and softwarisation**
- **83% of processes digitalised**
- Route to **zero-touch networks**
- **Broader vendors ecosystem**
- **Less capital intensive**
- Decommission broadly digested
- **Leading CapEx/Sales at ~14%** in 2023

Accelerated profitable growth



Revenue (organic y-o-y)
1.3%
3.2%
4.1%
FY 16
FY 19
H1 23

Improved revenue mix



BB & SoC o/total service revenue
Voice & Access o/total service revenue
52%
45%
64%
34%
72%
28%
FY 16
FY 19
H1 23

Declining CapEx/Sales



CapEx/Sales organic
16.7%
15.0%
12.7%
FY 16
FY 19
H1 23

Radical transformation, benefits starting to materialise

15 | Telefónica

Time to grow our ambition

Save the date

Telefonica 2023 CMD
November 8th, Madrid & streaming

FCF growth 3 yrs plan

Main pillars

- **New company vision and 2023-26 strategic plan. "GPS": growth, profitability, sustainability**
- **Customers at the centre, technology enabling better understanding of needs and deliver better service**
- **Digitalisation at the core, technology-driven efficiency, operational excellence**
- **Focus on profitable growth to fuel FCF, to increase financial flexibility, reduce leverage, reward shareholders**

Key levers include

- Consistent revenue growth; volume, value and B2B drivers. API-based ways to monetise NextGen networks
- Exploring OpEx & leases efficiencies. E2E digital transformation, leveraging AI. Commercial, network & IT, processes
- Accelerate capital intensity reduction; legacy switch-off, traffic optimisation to reduce capacity CapEx

16 Telefónica

• Upgrading 2023 revenue and OIBDA guidance, 1.4% treasury to be cancelled, dividend confirmed • Positioned to benefit from industry, regulatory and technological changes • CMD Nov-23, to present our new company vision • ESG: enabling positive impact on the business and society • Continued to deliver in Q2, confident in our strategy and ability to maximise value for shareholders • Consistent and solid revenue growth (organic y-o-y); highlighting B2B • Significant OIBDA growth acceleration (organic and reported y-o-y); operational leverage Driving profitable growth, increasing ambition 17 • Networks leading; FTTH, 5G. Open Gateway; pioneers in driving efficiency through digitalisation / AI • FCF improvement in Q2 23; to continue in H2 23 • Committed to maintain an investment grade credit rating and leverage reduction

Results presentation and Q&A Session Telefónica’s management will host a webcast on 27 July at 10:00 AM (CEST), 9:00 AM (BST), and 4:00 AM (EDT) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here. • José María Álvarez-Pallete l Chairman & CEO • Ángel Vilá l COO • Laura Abasolo l CFCO & Head T. Hispam • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Adrián Zunzunegui l Global Director of Investor Relations Webcast Q&A Session

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US: A List 2022 Bloomberg GEI 2023 1st company worldwide in 2022 Digital Inclusion Benchmark 1st in sector 2022 Member of DJSI Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 27, 2023	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.